China Zenix Auto International Announces
NYSE Rejection of Listing Appeal

ZHANGZHOU, China, December X, 2018 – China Zenix Auto International Limited (OTC: ZXAIY) (“the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced that a Committee of the Board of Directors of the New York Stock Exchange (the “Exchange”) affirmed the decision of the Exchange to delist the Company’s American Depositary Shares (“ADSs”).

The Company’s common stock remains quoted and traded on the OTC market under the symbol ZXAIY, and the Company is reviewing its options to list with other exchanges.

The Company remains committed to protecting shareholder value with a strong cash position as bank balances and cash, pledged bank deposits and fixed bank deposits with a maturity period over three months, totaled RMB1,293.8 million (US$188.4 million) as of September 30, 2018. Revenue was up 13.5% year-over-year with net cash flow from operating activities of RMB155.2 million (US$22.6 million) in the third quarter ended September 30, 2018.

For the nine months ended September 30, 2018, revenue was RMB2,454.2 million (US$357.3 million), up 17.2% year-over-year, and net profit and total comprehensive income for the period was RMB5.2 million (US$0.8 million) with earnings per ADS of RMB0.10 (US$0.01).

The Company will continue filing its periodic reports with the Securities Exchange Commission.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 830 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's customers include large PRC commercial vehicle manufacturers, and it also exports products to over 71 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of September 30, 2018. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of

1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Awaken Advisors
Tel: +1-(212) 521-4050
Email: Kevin.Theiss@awakenlab.com

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